GILBERT R. SEROTA (No. 75305)

Email: gserota@howardrice.com

PATRICIA J. MEDINA (No. 201021)

Email: pmedina@howardrice.com

JASON M. SKAGGS (No. 202190)

Email: jskaggs@howardrice.com

HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN

A Professional Corporation Three Embarcadero Center, 7th Floor San Francisco, California 94111-4024 Telephone: 415/434-1600 Facsimile: 415/217-5910

Attorneys for Defendants

WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INCORPORATED, WELLS FARGO FUNDS DISTRIBUTOR, LLC, WELLS FARGO FUNDS TRUST and STEPHENS INC.

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

RONALD SIEMERS, Individually And On Behalf Of All Others Similarly Situated,

Plaintiff,

v.

WELLS FARGO & COMPANY, H.D. VEST INVESTMENT SERVICES, LLC, WELLS FARGO INVESTMENTS, LLC, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INC., STEPHENS INC., WELLS FARGO FUNDS DISTRIBUTOR, LLC, and WELLS FARGO FUNDS TRUST,

Defendants.

No. 05-04518 WHA

[REVISED PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT, NOTICE, AND SETTING FAIRNESS HEARING

[REVISED PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT 05-04518 WHA

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HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

WHEREAS, on June 1, 2007, the Court appointed Lead Plaintiff Siemers as the class representative and Lead Counsel as class counsel and certified a limited class of “[a]ll purchasers of shares (of any class) bought between November 4, 2000, and June 8, 2005, in any of the following mutual funds: Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo TR [sic] Montgomery Emerging Markets Focus Fund, and Wells Fargo Diversified Equity Fund,” but excluding from the class any person or entity whose only purchases of shares in these funds during the class period were through dividend reinvestments;

WHEREAS, the Montgomery Emerging Markets Focus Fund did not become the Wells Fargo Montgomery Emerging Markets Focus Fund until June 9, 2003, when Wells Fargo Funds Trust took over responsibility for the registration of that fund;

WHEREAS, on June 13, 2007 and June 28, 2007, counsel for the parties attended settlement conferences supervised by United States Magistrate Judge Joseph C. Spero, during which they engaged in arms-length settlement negotiations that resulted in an agreement in principle to settle the Action and the Certified Class Claims and Derivative Claim (capitalized terms used herein have the meanings defined in the Stipulation of Settlement) and to dismiss all other claims;

WHEREAS, on July 5, 2007, Lead Plaintiff, on behalf of himself and the Settlement Class, and Defendants, by and through their respective counsel, filed a Stipulation of Settlement with this Court dated July 5, 2007 (the “Stipulation”), which is subject to review under Rule 23 of the Federal Rules of Civil Procedure and which, together with the exhibits thereto as amended by the exhibits to Dkts. 386 and 388, sets forth the terms and conditions for a proposed settlement;

WHEREAS, on July 11, 2007, the Court held a hearing to consider whether the proposed settlement should be preliminarily approved, and then ordered Lead Plaintiff to file a submission justifying the settlement amount;

WHEREAS, on July 25, 2007, Lead Plaintiff filed a submission demonstrating that Lead Plaintiffs “best case” recovery if he were to litigate the Action was approximately $3.2 million, of which the proposed settlement provides a 34% recovery;

WHEREAS, on August 2, 2007, Lead Plaintiff and Defendants submitted as Exhibits 1 and 3 to Dkt. 386 revised forms of the proposed Notice and Summary Notice in light of the Ninth Circuit

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HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

[REVISED PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT 05-04518 WHA

Court of Appeals’ recent decision in In re Veritas Sec. Litig., Nos. 05-17393, 06-15435 (July 25, 2007);

WHEREAS, on August 3, 2007, having read and considered Lead Plaintiff’s submission on the adequacy of the proposed settlement, the Court found that the recovery provided by the proposed settlement “is at least reasonable enough to warrant preliminary approval,” and ordered Lead Plaintiff and Defendants to confer and submit a proposed schedule governing distribution of notice and by when Settlement Class Members must opt-out from the Settlement Class or object to the proposed settlement, and also ordered Lead Plaintiff and Defendants to confer and submit a revised proposal of the language to be inserted into prospectuses disclosing the revenue-sharing payments;

WHEREAS, on August 8, 2007, Lead Plaintiff and Defendants submitted as Exhibit 1 and 2 to Dkt. 388 a revised form of the proposed Order Preliminarily Approving Settlement, Notice, And Setting Fairness Hearing, which set forth a schedule governing distribution of notice and by when Settlement Class Members must opt-out from the Settlement Class or object to the proposed settlement, and a revised version of the language to be inserted into prospectuses disclosing the revenue-sharing payments;

The Court having read and considered the Stipulation and exhibits thereto, Lead Plaintiff’s supplemental submission on the adequacy of the proposed settlement, the revised forms of notice submitted as Exhibits 1 and 3 to Dkt. 386, and the revised proposed order and disclosure language submitted as Exhibits 1 and 2 to Dkt. 388, and finding that substantial and sufficient grounds exist for entering this Order;

NOW, THEREFORE, IT IS HEREBY ORDERED:

1. A hearing in the Action will be held before this Court on January 31, 2008 or as soon thereafter as the Court is available, at 8:00 a.m., at the United States Courthouse for the San Francisco Division of the Northern District of California, Courtroom 9, located at 450 Golden Gate Avenue, San Francisco, CA 94102 (the “Fairness Hearing”). The purpose of the Fairness Hearing is to finally determine: (a) whether the terms of the Settlement described in the Stipulation are fair, reasonable and adequate, and should be approved by the Court; (b) whether the proposed Plan of Allocation is fair and reasonable and should be approved by the Court; (c) whether the Order and

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HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

[REVISED PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT 05-04518 WHA

Final Judgment should be entered, dismissing and releasing certain claims as set forth in the Stipulation; (d) whether the application by Lead Plaintiff and Lead Counsel for an award of attorneys’ fees and expenses should be approved; and (e) such other matters as the Court may deem appropriate.

2. The Court reserves the right to approve the Settlement with or without modification and with or without further notice of any kind to the Settlement Class, provided that the Settling Parties must consent to any modification.

3. The Court reserves the right to adjourn the Fairness Hearing or any adjournment thereof without any further notice other than an announcement in open court on the date and time set for the Fairness Hearing or any adjournment thereof.

4. Lead Counsel has the authority to enter into the Stipulation on behalf of the Settlement Class and the Wells Fargo Advantage Small Cap Growth Fund, and is authorized to act on behalf of the Settlement Class Members and the Wells Fargo Advantage Small Cap Growth Fund with respect to all acts or consents required by or that may be given pursuant to the Stipulation or such other acts that are necessary to consummate the Settlement.

5. Within ten (10) business days of this Order, Defendants shall pay one million one hundred-fifty thousand dollars ($1,150,000) into the Settlement Account as provided in Paragraph 2(a) of the Stipulation.

6. All funds held by the Escrow Agent in the Settlement Account shall be deemed and considered to be in the Court’s legal custody, and shall remain subject to the jurisdiction of the Court, until such time as such funds shall be distributed under the Stipulation and/or further Court order(s).

7. The Court approves the form and substance of the Notice and the Summary Notice in substantially the form and content of Exhibits 1 and 3, respectively, to Dkt. 386.

8. If requested by the parties, any and all transfer agents holding transfer records for the Certified Wells Fargo Mutual Funds are hereby ordered to produce such transfer records in a usable electronic format to Defendants or their designated agent within ten (10) days of receipt of a copy of this Order. Notwithstanding Paragraph 4(a)(ii)(b) of the Stipulation, all nominee owners not under a

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HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

[REVISED PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT 05-04518 WHA

legal obligation to send notice at their own expense to the beneficial owners of shares must, within thirty (30) days of receipt of a copy of this Order, either elect to forward copies of the notice to their beneficial owners or, failing that election, send a list of names and addresses of such persons or entities to Defendants or a person or entity designated by Defendants to facilitate notice.

9. The Settlement Class shall be notified of the Settlement as provided in Paragraph 4(a) of the Stipulation except as follows. Notice shall be initiated on or before October 15, 2007 and completed on or before October 29, 2007 by Defendants, by all nominee owners who are under a legal obligation to send such notice to beneficial owners at their own expense, and by all other nominee owners who elect to send such notice to beneficial owners. The Claims Administrator shall have until November 13, 2007 to attempt to find new addresses for any notices returned as undeliverable and to resend such notices to those new addresses.

10. The form and method set forth in the Stipulation of notifying the Settlement Class of the Settlement and its terms and conditions meet the requirements of due process, Rule 23 of the Federal Rules of Civil Procedure, and Section 21D(a)(7) of the Exchange Act, 15 U.S.C. 78u-4(a)(7), as amended by the Private Securities Litigation Reform Act of 1995; constitute the best notice practicable under the circumstances; and shall constitute due and sufficient notice to all persons and entities entitled thereto.

11. Settlement Class Members shall be bound by the Judgment in the Action, including the releases set forth in the Stipulation, unless such persons request exclusion from the Settlement Class in a timely and proper manner, as hereinafter provided. A Settlement Class Member wishing to make such request shall submit the request online no later than January 7, 2008 at a website operated by the Claims Administrator, Defendants or their designee, or mail the request in written form, by first class mail, postage prepaid, and postmarked no later than January 7, 2008, to the address listed in the Notice. Such request for exclusion shall clearly indicate the name and address of the person seeking exclusion, that the sender specifically requests to be excluded from the Settlement Class, and must be signed (or indicate electronic consent) by such person. If reasonably able to do so, such persons requesting exclusion should specify the estimated total amount of purchases of all shares of the Certified Wells Fargo Mutual Funds during the Class Period. The request for exclusion shall not

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HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

[REVISED PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT 05-04518 WHA

be effective unless it provides the required information and is made within the time stated above, or the exclusion is otherwise accepted by the Court.

12. Any Settlement Class Member who files a request for exclusion in the manner set forth in the Notice and in Paragraph 11 above, will be excluded from the Settlement Class by the Court and will be free to pursue on his own behalf and at his own expense any rights he may have, but will not participate in the Settlement. Any Settlement Class Member who has not properly or timely filed a request for exclusion will be included in the Settlement Class and upon any approval of the Settlement will be bound by such Settlement and any judgment rendered in connection therewith.

13. Notwithstanding Paragraphs 9 and 10 of the Stipulation, Plaintiffs and plaintiffs’ counsel shall apply no later than December 21, 2007 for any awards of fees, expenses, and compensation to the Lead Plaintiff to be paid out of the Settlement Account.

14. Any Settlement Class Member who has not requested exclusion from the Settlement Class, and any current shareholder of the Wells Fargo Advantage Small Cap Growth Fund, may appear personally, or by counsel of his own choice and at his own expense, at the Fairness Hearing to show cause why: (a) the Settlement and Plan of Allocation should or should not be approved as fair, reasonable, and adequate; (b) a judgment should or should not be entered thereon; or (c) Lead Plaintiff, Lead Counsel and/or any other counsel for plaintiffs should or should not be awarded attorneys’ fees, costs, and disbursements as requested. Persons desiring to be heard or entitled to contest the approval of any of the foregoing or other matters that may be considered by the Court at or in connection with the Fairness Hearing shall, on or before January 7, 2008, serve by hand or first-class mail proof of membership in the Settlement Class and written objections and copies of any supporting papers and briefs upon Lead Plaintiff by serving such papers on Lead Counsel:

Adam J. Gutride, Esq.

Seth A. Safier, Esq.

Gutride Safier Reese LLP

835 Douglass Street

San Francisco, CA 94114-3606

and upon Defendants by serving such papers on Defendants’ counsel:

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HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

[REVISED PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT 05-04518 WHA

Gilbert R. Serota, Esq.

Howard, Rice, Nemerovski, Canady,

Falk & Rabkin

A Professional Corporation

Three Embarcadero Center, 7th Floor

San Francisco, CA 94111-4024

Bruce A. Ericson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street

San Francisco, CA 94105-2228

and file said objections, papers, and briefs, showing due proof of service upon said Lead Counsel and Defendants’ Counsel, with the Clerk of the United States District Court for the Northern District of California, 450 Golden Gate Avenue, San Francisco, CA 94102. Persons who intend to object to the Settlement, the Plan of Allocation, and/or the applications for award of attorneys’ fees and expenses by Lead Plaintiff, Lead Counsel or any other counsel for plaintiffs, and desire to present evidence at the Fairness Hearing must include in their written objections the identity of any witnesses they may call to testify and exhibits they intend to introduce into evidence at the Fairness Hearing. Neither Settlement Class Members nor any additional, current shareholders of the Wells Fargo Advantage Small Cap Growth Fund must appear at the hearing or take any other action to indicate their approval.

15. No later than January 21, 2008, the parties shall jointly submit a statement identifying Settlement Class Members who have opted out. Also no later than January 21, 2008, the Claims Administrator, on behalf of Lead Plaintiff, and Defendants shall submit declarations attesting to their efforts to provide notice to Settlement Class Members. Also, no later than January 21, 2008, the parties shall submit any responses to objections from Settlement Class Members and any further arguments in support of approval of the Settlement.

16. Any Settlement Class Member or additional, current shareholder of the Wells Fargo Advantage Small Cap Growth Fund who does not object to the Settlement in the manner provided herein including by failing to appear and raise such objections at the Fairness Hearing will be deemed to have waived such objection and will forever be foreclosed from making any objection to the: (a) fairness, adequacy, or reasonableness of the Settlement; (b) the Plan of Allocation; and (c) awards of attorneys’ fees and reimbursement of expenses to Lead Plaintiff, Lead Counsel or any

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HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

[REVISED PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT 05-04518 WHA

other counsel for plaintiffs.

17. To be entitled to a distribution from the Settlement Account (as provided in the Stipulation), a Settlement Class Member who has not requested exclusion from the Settlement Class must complete a claim form as provided in the Plan of Allocation, and be entitled to a distribution pursuant to the calculations set out in the Plan of Allocation.

18. Lead Counsel and its agents shall be responsible for processing all Proofs of Claim (if any) and administering the Settlement, subject to review by the Court.

19. In accordance with Paragraphs 4(c)-(d) of the Stipulation, none of the Released Parties or Defendants’ Counsel shall have any responsibility for, interest in or liability whatsoever with respect to: (i) any act, omission or determination of Lead Counsel, the Escrow Agent or the Claims Administrator, or any of their respective designees or agents, in connection with the administration of the Settlement, any website or data collected in connection therewith, or otherwise; (ii) the management, investment or distribution of the Settlement Account and funds therein; (iii) the determination, administration, or calculation of any claims asserted against the Settlement Account, or the payment of any claims (other than to holders of Wells Fargo Accounts that are open at the time of distribution); and (iv) any losses suffered by, or fluctuations in the value of, the Settlement Account and funds therein. Lead Counsel and Lead Plaintiff shall have no liability to any person for any claim based on distributions made substantially in accordance with this Stipulation, the Plan of Allocation and any further orders of the Court.

20. Pending the final determination of the fairness, reasonableness, and adequacy of the Settlement, no Settlement Class Member may institute or commence any action or proceeding asserting any or all of the Certified Class Claims, as defined in the Stipulation.

21. In the event that the Settlement shall not be consummated pursuant to its terms, the Stipulation, including any amendment(s) thereto, and this Order, but excluding Paragraphs 6, 19, and 22 hereof, shall be of no further force or effect, and without prejudice to any party, and may not be introduced as evidence or referred to in any actions or proceedings by any person or entity, and each party shall be restored to his, her or its respective positions in the Action as of June 12, 2007.

22. The Court retains exclusive jurisdiction over the Action to consider all further matters

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HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

[REVISED PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT 05-04518 WHA

arising out of, or connected with, the Settlement.

23. The exhibits attached to the Stipulation filed with the Court and attached to Dkt. 386 and 388 are incorporated herein as though set forth in this Order.

24. All deadlines set forth in the Court’s Case Management Order entered on September 28, 2006 that had not occurred as of the date of the Stipulation are hereby vacated.

DATED: August 13, 2007.

HON.WILLIAM H. ALSUP

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HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN A Professional Corporation

[REVISED PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT 05-04518 WHA